UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                             FILED PURSUANT TO 13d-2
                               (Amendment No. 1)*

                           Iron Mountain Incorporated
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   46284P 10 4
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |_| Rule 13d-1(c)
                                |X| Rule 13d-1(d)




--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 2 of 8 Pages


1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schooner Capital LLC
           Vincent J. Ryan

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                   (a) |X|
                                                                (b) |_|
3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Schooner Capital LLC is organized under the laws of the Commonwealth of Massachusetts.
           Mr. Ryan is a citizen of the U.S.A.

                            5          SOLE VOTING POWER
         NUMBER OF                     Schooner Capital LLC:         0
          SHARES                       Vincent J. Ryan:              4,167,295
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                             6         SHARED VOTING POWER
                                       Schooner Capital LLC:         0
                                       Vincent J. Ryan:              0

                             7         SOLE DISPOSITIVE POWER
                                       Schooner Capital LLC:         0
                                       Vincent J. Ryan:              5,169,544

                             8         SHARED DISPOSITIVE POWER
                                       Schooner Capital LLC:         0
                                       Vincent J. Ryan:              0

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 3 of 8 Pages


9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Schooner Capital LLC:      2,864,076 shares1
           Vincent J. Ryan:           5,169,544 shares2

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE
           (See Instructions)                   |_|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Schooner Capital LLC:      9.7%
           Vincent J. Ryan:           17.6%
12         TYPE OF REPORTING PERSON (See Instructions)
           Schooner Capital LLC:      CO
           Vincent J. Ryan:           IN


--------
         1 Mr. Ryan is Chairman of the Board and the principal stockholder of Schooner Capital LLC ("Schooner") and, accordingly, has sole voting and investment power with respect to the shares of Iron Mountain Incorporated ("Iron Mountain") Common Stock, $.01 par value ("Iron Mountain Common Stock"), held by Schooner. Includes 1,002,249 shares of Iron Mountain Common Stock as to which C. Richard Reese shares beneficial ownership with Schooner as a result of a deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to former services by Mr. Reese as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,002,249 shares, after all other shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese.

         2 Mr. Ryan holds 2,304,549 shares of Iron Mountain Common Stock. The remaining shares listed as being beneficially owned by Mr. Ryan are held by Schooner, as to which Mr. Ryan has sole voting power and investment power as the Chairman of the Board and principal stockholder of Schooner, subject to the deferred compensation arrangement with Mr. Reese described in footnote 1. above. Includes 919 shares that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options becoming exercisable within 60 days of the date of this Schedule 13G. Does not include 2,264 shares subject to options not yet exercisable. All numbers in this Schedule 13G are adjusted to give effect to a 3 for 2 split of Iron Mountain Common Stock that occurred in July 1998.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 4 of 8 Pages



Item 1(a).    Name of issuer:

     Iron Mountain Incorporated

Item 1(b).    Address of Issuer's Principal Executive Offices:

     745 Atlantic Avenue, Boston, Massachusetts 02111

Item 2(a).    Name of Person Filing:

     Schooner Capital LLC
     Vincent J. Ryan

Item 2(b).    Address of Principal Business Office or, if none, Residence:

     Schooner Capital LLC, 745 Atlantic Avenue, Boston, MA 02111
     Vincent J. Ryan, c/o Schooner Capital LLC, 745 Atlantic Avenue,
                          Boston, MA 02111

Item 2(c).    Citizenship:

     Schooner Capital LLC:     Massachusetts
     Vincent J. Ryan:               U.S.A.

Item 2(d).    Title of Class of Securities:

     Common Stock, $.01 par value

Item 2(e).    CUSIP Number:

     46284P 10 4

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the filing person is a:


         (a) / / Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

         (b) / /  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) / /  An investment adviser in accordance with 13d-1(b)(1)(ii)(E);

         (f) / / An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);

         (g) / / A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 5 of 8 Pages


         (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) / /  Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box.   |_|


Item 4.       Ownership.

     (a) Amount beneficially owned:

         Schooner Capital LLC:          2,864,076 shares3
         Vincent J. Ryan:               5,169,544 shares4

     (b) Percent of class:

         Schooner Capital LLC:           9.7%
         Vincent J. Ryan:               17.6%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:

              Schooner Capital LLC:         0
              Vincent J. Ryan:          4,167,295

     (ii) Shared power to vote or direct the vote:

              Schooner Capital LLC:         0
              Vincent J. Ryan:              0

     (iii) Sole power to dispose or to direct the disposition of:

              Schooner Capital LLC:         0
              Vincent J. Ryan:          5,169,544

     (iv) Shared power to dispose or to direct the disposition of:

              Schooner Capital LLC:     0
              Vincent J. Ryan:          0


--------

3 See footnote 1, above.

4 See footnote 2, above.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 6 of 8 Pages



Item 5.       Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

     C. Richard Reese entered into a deferred compensation agreement, dated as of December 18, 1995, with Schooner whereby non-qualified stock options to acquire stock of Schooner pursuant to the Schooner Capital LLC 1988 Stock Option Plan were replaced with a deferred compensation agreement, to provide Mr. Reese with deferred compensation of 1,002,249 shares of Iron Mountain Common Stock. Pursuant to such agreement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,002,249 shares, after all other shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. The number of shares will be adjusted appropriately to reflect any stock dividend, stock split, or other equity adjustment with respect to Iron Mountain Common Stock. Mr. Reese has no rights as a stockholder with respect to such shares until the date of any issuance of stock certificates to him for such shares. No adjustments will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued. However, Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangements at the direction of Mr. Reese.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.       Identification and Classification of Members of the Group.

     The following response is provided in lieu of an attached exhibit:

     By virtue of Mr. Ryan's having sole voting power and investment power of Schooner's shares as Chairman of the Board and principal stockholder of Schooner, Mr. Ryan and Schooner may be deemed under Rule 13d- 5(b)(1) to be acting together for the purpose of holding, voting or disposing of equity securities of Iron Mountain, and therefore be considered a "group".

Item 9.       Notice of Dissolution of Group.

     Not applicable.

Item 10.      Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                        Page 7 of 8 Pages



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  February 8, 1999
                                       (Date)


                                  /s/ Vincent J. Ryan
                                          (Signature)


                                     Vincent J. Ryan
                                          (Name/Title)


                                   Schooner Capital LLC


                                   By:   /s/ Stephen Maiocco
                                                 (Signature)


                                   Stephen Maiocco, Chief Financial Officer
                                                 (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                  SCHEDULE 13G


CUSIP No. 46284P 10 4                                         Page 8 of 8 Pages


                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Iron Mountain Incorporated or any subsequent acquisitions or dispositions of equity securities of Iron Mountain Incorporated by any of the undersigned, and that the foregoing Schedule 13G is filed on behalf of each of the undersigned.

Dated:  February 8, 1999
                                          Schooner Capital LLC


                                          By:   /s/ Stephen Maiocco
                                              Stephen Maiocco
                                              Chief Financial Officer


                                               /s/ Vincent J. Ryan
                                              Vincent J. Ryan